Exhibit 99.1

Bitauto Filed its Annual Report on Form 20-F

BEIJING, April 26, 2012 — Bitauto Holdings Limited (“Bitauto” or the “Company”) (NYSE: BITA), a leading provider of Internet content and marketing services for China’s fast-growing automotive industry, today announced that it filed its annual report on Form 20-F for the fiscal year ended December 31, 2011 with the Securities and Exchange Commission on April 26, 2012. The annual report can be accessed on Bitauto’s investor relations website at http://ir.bitauto.com/. Bitauto will provide a hard copy of the annual report containing its audited consolidated financial statements, free of charge, to its shareholders and ADS holders upon request.

About Bitauto Holdings Limited

Bitauto Holdings Limited (NYSE: BITA) is a leading provider of Internet content and marketing services for China’s fast-growing automotive industry. The Company’s bitauto.com and taoche.com (formerly ucar.cn) websites provide consumers with up-to-date new and used automobile pricing information, specifications, reviews and consumer feedback. The Company also distributes its dealer customers’ automobile pricing and promotional information through its partner websites, including major portals and search engines operated by Tencent, Netease, and Baidu, as well as social networking websites Renren and Kaixin.

Bitauto manages its businesses in three segments, namely bitauto.com business, taoche.com business and digital marketing solutions business. The Company’s bitauto.com business provides subscription services to new automobile dealers that enable them to list pricing and promotional information on the Company’s bitauto.com website as well as partner websites and search engines. The Company also provides advertising services to dealers and automakers on its bitauto.com website. The Company’s taoche.com business provides listing services to used automobile dealers that enable them to display used automobile inventory information on the Company’s taoche.com website and partner websites. The Company also provides advertising services to used automobile dealers and automakers with certified pre-owned automobile programs on its taoche.com website. The Company’s digital marketing solutions business provides automakers with one-stop digital marketing solutions, including website creation and maintenance, online public relations, online marketing campaigns and advertising agent services.

Contacts

For investor and media inquiries, please contact:

Beijing

IR Department

Bitauto Holdings Limited

Phone: +86-10-6849-2145

Email: ir@bitauto.com

Martin Reidy

Brunswick Group LLP

Phone: +86-10-6566-2256

Email: bitauto@brunswickgroup.com

New York

Cindy Zheng

Brunswick Group LLP

Phone: +1-212-333-3810

Email: bitauto@brunswickgroup.com

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